Prenetics Announces Second Quarter 2025 Financial Results with IM8 on Track to Achieve $100M Annual Recurring Revenue by Year’s End

1st Half revenue grew 452.1% to $32.3 million YoY

IM8 achieved $5.9 million revenue in August 2025, representing a CAGR1 of over 3,100%

Prenetics increases FY2025 revenue guidance range of $85 – $100 million

Prenetics provides update on Bitcoin Treasury, adding a total of 228 Bitcoin, and accumulating 1 BTC daily

Prenetics to achieve break-even in Q1 2026, and EBITDA positive moving forward

CHARLOTTE, N.C., September 12, 2025 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading health sciences company, today announced unaudited financial results for the second quarter ended June 30, 2025, along with recent business updates.

Danny Yeung, Chief Executive Officer and Co-Founder remarked “This quarter marks a pivotal moment for Prenetics as we demonstrate the successful execution of our strategic vision. The phenomenal growth of IM8, which is on track to achieve an unprecedented $100 million in annual recurring revenue within just our first year of operations, represents a milestone that is virtually unheard of in any industry. With IM8 currently generating $5.9 million in monthly revenue in August, we aim to hit $9 million per month by the end of the year, which would solidify our path to this extraordinary achievement. With such strong growth momentum, we believe we can build IM8 into one of the World's largest health and wellness brands in the coming years. Beyond the financial metrics, what makes me truly proud is the positive impact IM8 has had on so many people's health and wellness journeys - with over 8 million servings delivered and more than 300,000 customer orders, we are genuinely making a difference in people's lives.”

Danny further added “We've embraced a new strategic philosophy focused on optimizing both health and wealth - just as IM8 enhances people's physical well-being, our disciplined Bitcoin treasury strategy is designed to enhance our financial well-being and create long-term value preservation for our shareholders. We are not just building a successful health sciences company; we are building a company that is forward-thinking and resilient. With a strong balance sheet of $90 million in cash and BTC, a clear path to profitability in early 2026, and multiple avenues for growth, we are more confident than ever in our ability to deliver significant and sustainable long-term value to our shareholders.”

Second Quarter 2025 Financial Highlights2
•Revenue of $17.7 million in the second quarter of 2025, an increase of 594.9% as compared to the second quarter of 2024.
•Gross profit of $7.3 million in the second quarter of 2025, an increase of 233.5% as compared to the second quarter of 2024.
•Adjusted EBITDA3 loss of $(4.1) million in the second quarter of 2025, a decrease of 8.7% as compared to the first quarter of 2025.
•Loss of $(10.9) million in the second quarter of 2025, an increase of 22.7% as compared to the second quarter of 2024.
•Adjusted current assets4 were $90.3 million, including $63.5 million of cash. As of September 10, 2025, the Company held 228.42 Bitcoin5 with a value of $26.1 million and remained debt-free.
1 CAGR refers to the annualized rate derived by applying the standard CAGR formula to IM8’s eight-month revenue increase from December 2024 to August 2025.
2 Unless otherwise specified, financial figures in this press release denotes results from continuing operations, which excludes our divested ACT Genomics. Refer to section ACT Genomics Divestment on the divestment of ACT Genomics and related IFRS Accounting Standards.
3 Adjusted EBITDA is a non-IFRS financial measure defined as loss for the period excluding (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax (credit)/expense, (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) acquisition and transaction-related costs, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) fair value loss on warrant liabilities, (12) share of loss of equity-accounted investees, net of tax, and (13) loss from discontinued operation, net of tax. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items.
4 Represents current assets, including estimated proceeds from the divestment of ACT Genomics in the form of $46.3 million to be settled in cash, cash and cash equivalents totaling $17.2 million, financial assets at fair value through profit or loss of $10.5 million, and trade receivables of $1.8 million, amongst other accounting line items under current assets as of June 30, 2025.
5 Bitcoin is classified as non-current intangible assets under IFRS Accounting Standards. Bitcoin holdings value is as of September 10, 2025.

Second Quarter Business Unit Revenue Breakdown:
•IM8 - $9.8 million (Increase of 70% over Q1)
•Europa - $5.7 million
•CircleDNA - $2.2 million

First Half 2025 Financial Highlights
•Revenue of $32.3 million in the first half 2025, an increase of 452.1% as compared to the first half 2024.
•Gross profit of $13.2 million in the first half 2025, expanded by 166.4% as compared to the first half 2024.
•Adjusted EBITDA loss of $(8.7) million in the first half 2025, an increase of 45.4% as compared to the first half 2024.
•Loss of $(19.8) million in the first half 2025, an increase of 30.2% as compared to the first half 2024.

First Half Business Unit Revenue Breakdown:
•IM8 - $15.5 million
•Europa - $12.0 million
•CircleDNA - $4.8 million

Business Updates and Strategic Initiatives
IM8 Strong Business Momentum:
IM8 Health, a brand 100% wholly owned by Prenetics, has rapidly emerged as one of the fastest-growing supplement brands globally since its launch in December 2024. The brand's high-profile status with David Beckham as its co-founding partner is further bolstered by its multi-year partnership with Aryna Sabalenka, the World No. 1 tennis player and 2025 US Open champion, who serves as a global ambassador and Prenetics shareholder. The brand's marketing prowess was demonstrated during the US Open with an AI-powered Aryna Sabalenka video that went viral on Instagram, generating an extraordinary 233 million views. The campaign also featured prominently on the iconic Times Square billboard throughout the US Open and will continue running through the end of September, showcasing IM8's ability to capture global attention and drive brand awareness at scale.

IM8 has further strengthened its scientific advisory board with the addition of Dr. Darshan Shah, a leading regenerative medicine physician and longevity expert; Dr. Ara Suppiah, a renowned sports medicine specialist and performance optimization physician; and Simon Hill, a prominent nutritionist and plant-based nutrition advocate. Looking ahead, the company is very excited about its new upcoming products, which will be best-in-class from a science perspective, further strengthening IM8's position as a leader in premium nutrition and longevity solutions.

IM8 has demonstrated exceptional growth, with monthly net revenue surging from $581,000 in December 2024 to $5.9 million in August 2025, representing a compound annual growth rate (CAGR)1 of over 3,100%. This remarkable performance is underscored by strong underlying business fundamentals and a highly efficient customer acquisition strategy. In the first half of 2025, IM8 Health achieved a 80%+ new customer subscription rate and an average order value of $110, reflecting strong customer loyalty and high-value transactions. With a gross margin of 52% and a customer acquisition cost of $104 in the first half of 2025, the brand's unit economics are compelling, further evidenced by an implied LTV/CAC ratio of 4.8x. To date, IM8 has processed more than 300,000 customer orders and delivered more than 8 million servings of its flagship product, IM8 Daily Ultimate Essentials, solidifying its position as a significant player in the crowded health and wellness market.

IM8 Health - Key Performance Indicators (1H 2025 unless otherwise indicated)

Metric	Value
August 2025 Revenue	$5.9 million
CAGR	3,100%
New Customer Subscription Rate	80%
Average Order Value	$110.00
Gross Margin	52%
Customer Acquisition Cost (CAC)	$104.00
Projected 12-Month Lifetime Value (LTV)	~$500
Implied LTV/CAC Ratio	4.8x
Total Customer Orders	148,261
Total Customer Orders (up to September 11, 2025)	300,000+
Total Servings Served (up to September 11, 2025)	8 million+

Strategic Bitcoin Treasury Initiatives:
Leveraging our strong cash position and robust business fundamentals, we initiated a disciplined treasury reserve program in the second quarter, starting with an initial $20 million purchase of 187.42 BTC at an average price of $106,712 BTC in June 2025. This was followed by our programmatic daily accumulation of Bitcoin as a primary treasury reserve asset, funded directly from our operating cash beginning on August 1, 2025. As of September 10, 2025, the company holds 228.42 BTC on its balance sheet, acquired at an overall average price of approximately $108,131 per BTC. At the current Bitcoin price of $115,105, this position reflects an unrealized gain of approximately $1.6 million, equating to an annualized yield of roughly 30% since the initiation of our program in June 2025.

Looking ahead, we plan to continue our disciplined approach with daily acquisitions of 1 BTC through the remainder of 20256, with expectations to further increase our accumulation rate in 2026 as our cash generation continues to strengthen. Additional purchase will be funded from available cash flows while maintaining prudent operating liquidity. This strategic move reflects our conviction in Bitcoin as a superior store of value and a compelling, non-correlated asset with significant long-term appreciation potential. By systematically converting a portion of our cash flows into Bitcoin, we are not only preserving our capital against inflationary pressures but also positioning Prenetics to capture the asymmetric upside of this emerging asset class. We believe this proactive and forward-thinking treasury management approach will enhance our financial strength and create substantial long-term value for our shareholders.

To further enhance transparency, we have launched a dedicated Bitcoin Treasury Analytics page, which provides real-time updates on our holdings and performance, available at: https://www.prenetics.com/btc

Business Outlook
Prenetics increases full-year 2025 guidance range of $85 - 100 million in revenue and expects to achieve breakeven by Q1 2026. Our combination of disciplined execution in consumer health, strengthening brand equity at IM8, a flexible capital markets posture, and strong balance sheet positions Prenetics to deliver significant growth.

Breakdown of Full-Year Business Unit Revenue Guidance:
•IM8: $55 - $60 million
•Europa: $20 - $25 million
•CircleDNA: $10 - $15 million

ACT Genomics Divestment
We announced on June 18, 2025 on the divestment of ACT Genomics to Delta Electronics, Inc for a total transaction value of approximately $71.8 million, with a gross proceeds to Prenetics of $46.3 million at settlement. Closing is progressing as planned and is expected in Q4 2025. In line with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, ACT Genomics has been classified as a disposal group held for sale and a discontinued operation. Accordingly, its results are presented separately from continuing operations, and prior-period comparatives have been re-presented for consistency.

About Prenetics
Prenetics (NASDAQ:PRE), a leading health sciences company, is dedicated to advancing consumer health. Our consumer initiative is led by IM8, one of the World’s fastest growing supplement brands, Europa, one of the largest sports distribution companies in the USA, and CircleDNA, a leading direct-to-consumer DNA test. As the first consumer healthcare company to establish a Bitcoin treasury with its initial $20 million Bitcoin purchase and board-approved comprehensive Bitcoin strategy, Prenetics is pioneering the intersection of healthcare innovation and digital asset adoption. To learn more please visit www.prenetics.com and www.IM8health.com.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance (including revenue ranges and breakdown timing) reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities, especially in precision oncology. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Basis of Presentation
Prior year/ period figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as result of the ACT Genomics divestment, the Group has classified ACT Genomics as held for sale and discontinued operations in June 2025.

Unaudited Non-IFRS Financial Measures has been provided in the financial statements tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Non-IFRS Financial Measures”.

Unaudited Non-IFRS Financial Measures
To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measure, adjusted EBITDA loss from continuing operations. This non-IFRS financial measure is not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes this non-IFRS financial measure is useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax (credit)/expense, (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) acquisition and transaction-related costs, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) fair value loss on warrant liabilities, (12) share of loss of equity-accounted investees, net of tax, and (13) loss from discontinued operation, net of tax — items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/ or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of loss for the period under IFRS and adjusted EBITDA loss (Non-IFRS)”, “Revenue by business unit from continuing operations (Non-IFRS)” and “Reconciliation of current assets under IFRS and adjusted current assets (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of financial position
(All amounts in thousands of U.S. dollars (“$”))

	June 30,	March 31,	December 31,
	2025	2025	2024
		(Restated)	(Restated)
Assets
Property, plant and equipment	$2,744	$3,256	$3,780
Intangible assets	273	380	488
Cryptocurrency assets	20,285	—	—
Goodwill	8,194	8,194	8,194
Interests in equity-accounted investees	66,693	67,038	67,396
Financial assets at fair value through profit or loss	1,103	1,103	1,103
Other non-current assets	449	451	451
Non-current assets	99,741	80,422	81,412
Deferred expenses	—	1,492	3,549
Inventories	4,297	4,629	4,736
Trade receivables	1,845	1,669	1,372
Deposits, prepayments and other receivables	8,151	6,280	7,488
Amount due from a disposal group	2,012	2,181	2,630
Amount due from a related company	21	3	3
Financial assets at fair value through profit or loss	10,462	10,562	10,562
Cash and cash equivalents	17,249	43,153	45,406
Current assets	44,037	69,969	75,746
Assets classified as held for sale	55,328	55,806	59,044
Total assets	$199,106	$206,197	$216,202
Liabilities
Deferred tax liabilities	$5	$44	$25
Warrant liabilities	875	237	175
Lease liabilities	1,048	1,381	1,760
Other non-current liabilities	228	229	230
Non-current liabilities	2,156	1,891	2,190
Trade payables	4,958	3,364	2,007
Accrued expenses and other current liabilities	8,692	8,173	7,099
Contract liabilities	6,623	6,169	6,475
Lease liabilities	1,526	1,619	1,691
Tax payable	13	13	13
Current liabilities	21,812	19,338	17,285
Liabilities associated with assets classified as held for sale	24,246	23,870	25,370
Total liabilities	48,214	45,099	44,845
Equity
Share capital	20	20	19
Reserves	119,880	129,232	137,754
Amounts recognized in other comprehensive income and accumulated in equity relating to assets classified as held for sale	31,082	31,936	33,673
Total equity attributable to equity shareholders of the Company	150,982	161,188	171,446
Non-controlling interests	(90)	(90)	(89)
Total equity	150,892	161,098	171,357
Total equity and liabilities	$199,106	$206,197	$216,202

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Six Months Ended
	June 30,	June 30,
	2025	2024
		(Restated)
Continuing operations
Revenue	$32,276	$5,846
Direct costs	(19,099)	(899)
Gross profit	13,177	4,947
Other income and other net gain	8	1,101
Selling and distribution expenses[6]	(9,590)	(2,750)
Research and development expenses[6]	(3,219)	(4,801)
Administrative and other operating expenses[6]	(18,803)	(12,969)
Loss from operations	(18,427)	(14,472)
Fair value loss on financial assets at fair value through profit or loss	(100)	(141)
Fair value loss on warrant liabilities	(700)	(87)
Share of loss of equity-accounted investees	(409)	(671)
Other finance costs	(141)	(19)
Loss before taxation	(19,777)	(15,390)
Income tax credit	13	208
Loss from continuing operations	(19,764)	(15,182)
Discontinued operation
Loss from discontinued operation, net of tax[7]	(3,979)	(5,015)
Loss for the period	(23,743)	(20,197)
Other comprehensive (expense)/income for the period
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive income of equity-accounted investees	(294)	—
Gain on revaluation of intangible assets	285	—
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	397	(771)
Total comprehensive expense for the period	$(23,355)	$(20,968)
Loss attributable to:
Equity shareholders of Prenetics	$(22,800)	$(19,290)
Non-controlling interests	(943)	(907)
	$(23,743)	$(20,197)
Total comprehensive expense attributable to:
Equity shareholders of Prenetics	$(22,423)	$(19,926)
Non-controlling interests	(932)	(1,042)
	$(23,355)	$(20,968)
Loss per share:
Basic	(1.74)	(1.58)
Diluted	(1.74)	(1.58)
Loss per share - Continuing operations:
Basic	(1.51)	(1.24)
Diluted	(1.51)	(1.24)
Weighted average number of common shares:
Basic	13,126,271	12,219,121
Diluted	13,126,271	12,219,121

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Three Months Ended
	June 30,	March 31,	June 30,
	2025	2025	2024
		(Restated)	(Restated)
Continuing operations
Revenue	$17,680	$14,596	$2,544
Direct costs	(10,391)	(8,708)	(358)
Gross profit	7,289	5,888	2,186
Other income and other net gain	(196)	204	448
Selling and distribution expenses[6]	(5,457)	(4,133)	(1,662)
Research and development expenses[6]	(1,212)	(2,007)	(2,498)
Administrative and other operating expenses[6]	(10,489)	(8,314)	(6,676)
Loss from operations	(10,065)	(8,362)	(8,202)
Fair value loss on financial assets at fair value through profit or loss	(100)	—	(141)
Fair value loss on warrant liabilities	(637)	(63)	(168)
Share of loss of equity-accounted investees	(87)	(322)	(377)
Other finance costs	(65)	(76)	(15)
Loss before taxation	(10,954)	(8,823)	(8,903)
Income tax credit/(expense)	33	(20)	5
Loss from continuing operations	(10,921)	(8,843)	(8,898)
Discontinued operation
Loss from discontinued operation, net of tax[7]	(1,806)	(2,173)	(2,248)
Loss for the period	(12,727)	(11,016)	(11,146)
Other comprehensive (expense)/income for the period
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive income of equity-accounted investees	(258)	(36)	—
Gain on revaluation of intangible assets	285	—	—
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	294	103	(340)
Total comprehensive expense for the period	$(12,406)	$(10,949)	$(11,486)
Loss attributable to:
Equity shareholders of Prenetics	$(12,410)	$(10,390)	$(10,722)
Non-controlling interests	(317)	(626)	(424)
	$(12,727)	$(11,016)	$(11,146)
Total comprehensive expense attributable to:
Equity shareholders of Prenetics	$(12,180)	$(10,243)	$(10,925)
Non-controlling interests	(226)	(706)	(561)
	$(12,406)	$(10,949)	$(11,486)
Loss per share:
Basic	$(0.94)	$(0.80)	$(0.88)
Diluted	(0.94)	(0.80)	(0.88)
Loss per share - Continuing operations:
Basic	(0.82)	(0.68)	(0.73)
Diluted	(0.82)	(0.68)	(0.73)
Weighted average number of common shares:
Basic	13,247,315	13,003,881	12,222,337
Diluted	13,247,315	13,003,881	12,222,337

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(All amounts in thousands of U.S. dollars (“$”))

Reconciliation of loss for the period under IFRS and adjusted EBITDA (Non-IFRS)

	Six Months Ended
	June 30,	June 30,
	2025	2024
		(Restated)
Loss for the period under IFRS	$(23,743)	$(20,197)
Depreciation and amortization	1,248	1,311
Interest income	(731)	(1,047)
Other finance costs	141	19
Income tax credit	(13)	(208)
EBITDA under IFRS	(23,098)	(20,122)
Amortization of deferred expenses	3,549	4,133
Equity-settled share-based payment expenses	3,054	3,319
Acquisition and transaction-related costs	1,799	798
Strategic realignment and discontinued products impact	10	37
Exchange gain or loss, net	841	(34)
Fair value loss on financial assets at fair value through profit or loss	100	141
Fair value loss on warrant liabilities	700	87
Share of loss of equity-accounted investees, net of tax	409	671
Loss from discontinued operation, net of tax	3,979	5,015
Adjusted EBITDA (Non-IFRS)	$(8,657)	$(5,955)

	Three Months Ended
	June 30,	March 31,	June 30,
	2025	2025	2024
		(Restated)	(Restated)
Loss for the period under IFRS	$(12,727)	$(11,016)	$(11,146)
Depreciation and amortization	617	631	517
Interest income	(309)	(422)	(522)
Other finance costs	65	76	15
Income tax (credit)/expense	(33)	20	(5)
EBITDA under IFRS	(12,387)	(10,711)	(11,141)
Amortization of deferred expenses	1,492	2,057	2,045
Equity-settled share-based payment expenses	1,887	1,167	1,464
Acquisition and transaction-related costs	1,674	125	798
Strategic realignment and discontinued products impact	8	2	29
Exchange gain or loss, net	564	277	82
Fair value loss on financial assets at fair value through profit or loss	100	—	141
Fair value loss on warrant liabilities	637	63	168
Share of loss of equity-accounted investees, net of tax	87	322	377
Loss from discontinued operation, net of tax	1,806	2,173	2,248
Adjusted EBITDA (Non-IFRS)	$(4,132)	$(4,525)	$(3,789)

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(All amounts in thousands of U.S. dollars (“$”))

Revenue by business unit from continuing operations (Non-IFRS)

	Six Months Ended
	June 30,	June 30,
	2025	2024
		(Restated)
Continuing operations
CircleDNA	$4,752	$5,846
IM8	15,486	—
Europa	12,038	—
	$32,276	$5,846

	Three Months Ended
	June 30,	March 31,	June 30,
	2025	2025	2024
		(Restated)	(Restated)
Continuing operations
CircleDNA	$2,210	$2,542	$2,544
IM8	9,754	5,732	—
Europa	5,716	6,322	—
	$17,680	$14,596	$2,544

Reconciliation of current assets under IFRS and adjusted current assets (Non-IFRS)

	June 30,	December 31,
	2025	2024
		(Restated)
Current assets under IFRS	$44,037	$75,747
Estimated cash proceeds from the divestment of ACT Genomics	46,305	—
Adjusted current assets (Non-IFRS)	$90,342	$75,747

—————————————————————————
6 Includes equity-settled share-based payment expenses from continuing operations as follows:

	Six Months Ended
	June 30,	June 30,
	2025	2024
		(Restated)
Continuing operations
Selling and distribution expenses	$2	$—
Research and development expenses	578	1,567
Administrative and other operating expenses	1,425	1,706
Total employee equity-settled share-based payment expenses	$2,005	$3,273

	Three Months Ended
	June 30,	March 31,	June 30,
	2025	2025	2024
		(Restated)	(Restated)
Continuing operations
Selling and distribution expenses	$1	$1	$—
Research and development expenses	111	467	810
Administrative and other operating expenses	968	457	629
Total employee equity-settled share-based payment expenses	$1,080	$925	$1,439

7 ACT Genomics Holdings Company Limited (“ACT Genomics”) are classified as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). In accordance with IFRS 5, the results of the discontinued operation have been presented separately from the continuing operations in the consolidated statements of profit or loss and other comprehensive income.